NUTTER MCCLENNEN & FISH LLP

155 Seaport Boulevard

Boston, MA 02210

May 23, 2005

103819-9

VIA EDGAR

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0308

Washington, D.C. 20549

Re:	Pennichuck Corporation

Registration Statement on Form S-2

File No. 333-123725

Filed March 31, 2005

Form 10-K for the Fiscal Year ended December 31, 2004

File No. 0-18552

Filed March 31, 2005

Form 8-Ks

File No. 0-18552

Filed January 18, February 3, March 17,

March 18, and March 19, 2005, respectively

Dear Mr. Owings:

On behalf of Pennichuck Corporation (the “Company”), attached for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-123725) (the “Registration Statement”), marked to show changes from the original filing on March 31, 2005, pursuant to Rule 472 under the Securities Act of 1933.

In response to the Staff’s comments dated April 29, 2005, the Registration Statement has been amended. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the Registration Statement has been revised in response to such comments.

Form S-2

General

1.	Please tell us if you are required to furnish audited financial statements and pro-forma financial information for the recently disclosed acquisitions of three water

H. Christopher Owings

May 23, 2005

systems in January 2005. Include in your consideration Rules 3-05(a) and 11-01(a)(1) of Regulation S-X. In your response tell us why the acquisitions are not reportable events under Item 1.01 of Form 8-K and confirm the acquisitions are not completed as of the date your Form S-2 was filed. If completion has occurred, please tell us why you have not filed a reportable event under Item 2.01 of Form 8-K, if applicable.

Response: Pursuant to Rule 3-05(b)(2)(i) of Regulation S-X, the Company is not required to furnish audited financial statements or pro forma financial information for the recently disclosed acquisition of three water systems in the Lakes Region and central part of New Hampshire, because none of the conditions specified in the definition of significant subsidiary under Rule 1-02(w) of Regulation S-X would exceed 20% with respect to the assets to be acquired on a combined basis. The Company’s calculations with respect to the significant subsidiary test are attached as Exhibit A.

Entry into the acquisition agreements was not a reportable event under Item 1.01 of Form 8-K because the agreements do not provide for obligations or rights that are material to the Company. Specifically, the agreements are not contracts calling for the acquisition of property, plant, or equipment for consideration exceeding 15% of such fixed assets of the Company on a consolidated basis, as described under Item 601(b)(10)(ii)(C) of Regulation S-K.

The acquisition was not completed as of today’s date. The Company expects the acquisition to close by the end of 2005, assuming satisfactory completion of due diligence by the Company and approval by the New Hampshire Public Utilities Commission.

The Company does not expect the completion of the acquisition to be a reportable event under Item 2.01 of Form 8-K, because the acquisition would not involve a significant amount of assets pursuant to Instruction 4 to Item 2.01. Specifically, neither the Company’s and its other subsidiaries’ equity in the net book value of such assets nor the amount to be paid for the assets would exceed 10% of the total assets of the Company and its consolidated subsidiaries, and the acquisition of such assets in the aggregate would not involve a business that is significant under Rule 11-01 of Regulation S-X.

Prospectus Cover Page

2.	Please expand your cross reference to your risk factors to specifically identify your risk factor on the eminent domain proceeding.

Response: The cross-reference has been expanded as requested on the cover page of the prospectus.

H. Christopher Owings

May 23, 2005

3.	Please include a brief description of the rights attached to each common stock.

Response: The requested description has been included on the cover page of the prospectus.

Prospectus Summary, page 1

4.	We note in your first paragraph that you define certain terms to be used throughout the prospectus. The meanings of these parenthetical phrases are clear from their context and therefore unnecessary. Please delete these and any other parenthetical phrases from your prospectus that are unnecessary to an understanding of a term.

Response: Substantially all of the parenthetical phrases and defined terms have been deleted from the prospectus.

5.	We note your disclosure concerning your plans to raise $50.0 million of debt through the New Hampshire [Business] Finance Authority. Please supplementally advise us whether these will be municipal securities, bonds guaranteed by the authority, or if neither, then explain what method will be used to issue the bonds.

Response: The $50.0 million of debt to be issued through the New Hampshire Business Finance Authority (NHBFA) will be tax-exempt municipal securities issued by the NHBFA, the proceeds of which will then be loaned to the Company. The bonds will not be guaranteed by the NHBFA. The NHBFA’s obligation to repay the bonds will be limited to payments solely out of the funds received from the Company under the related loan documentation. The bonds will be sold to a number of underwriters pursuant to a bond purchase agreement. The issuance of the bonds will not require registration under the federal securities laws.

Risk Factors, page 6

6.	The relatively large magnitude of future rate relief…page 7. Please revise your risk factor subheading to present the risk in more concrete terms.

Response: The subheading has been revised on page 9 of the prospectus.

7.	In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to you in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

H. Christopher Owings

May 23, 2005

•	If we are unable to pay the principal and interest on our indebtednesspage 8.
•	We are subject to federal, state and local regulationspage 9.
•	Weather conditions and overuse may interfere with our source of waterpage 10.

Please note these are examples only. Review your entire risk factor section and revise as necessary.

Response: Generic risks have been eliminated from the risk factor section of the prospectus. To aid in your review, we have supplementally provided a redline version of the risk factor section, marked to show changes from the original filing.

8.	Our real estate development activities and investments through Southwoodpage 12. Currently, it appears that you are including more than one risk factor under this subheading. If material, each risk should be broken out into a separate risk factor.

Response: Each material risk has been broken out into a separate risk factor on pages 13-14 of the prospectus.

9.	We note that in your Forward-Looking Statements disclosure on page 15 and in your Critical Accounting Policies on page 24, you discuss the uncertainty of calculating future pension contribution. As such, you should consider whether you should include this uncertainty as a risk factor.

Response: The Company believes that the uncertainty of calculating future pension contributions is not a material risk because of the Company’s relatively low employee turnover rate in comparison to similar companies. Accordingly, the reference to this uncertainty has been deleted from the Forward-Looking Statements disclosure on page 17 of the prospectus, and the Company has not included this uncertainty as a risk factor. The discussion of this uncertainty remains in the Critical Accounting Policies disclosure on pages 28-29, but the discussion has been revised in response to Comment #12.

Use of Proceeds, page 17

10.	You indicate that the net proceeds may be used to finance future acquisitions. Supplementally, tell us whether any such acquisitions are currently planned. If so, advise us of what consideration you gave to providing the disclosure required by Instruction 6 to Item 504 of Regulation S-K. We may have further comments.

Response: In January 2005, the Company entered into agreements to acquire three water systems with approximately 1,100 customers in the Lakes Region and central part of New Hampshire: the Locke Lake water system in Barnstead, the Birch Hill water system in

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May 23, 2005

Conway, and the Sunrise Estates water system in Middleton. The acquisition of these water systems is described on page 4 of the prospectus in the Prospectus Summary under the subheading entitled “Pending Acquisition.”

Because some of the net proceeds may be used to finance this acquisition, disclosure regarding the status of the acquisition has been included under Use of Proceeds on page 19 of the prospectus. However, pursuant to Instruction 6 to Item 504 of Regulation S-K, the possible terms of the transaction and the identification of the parties thereto have not been disclosed because the Company believes that public disclosure of such information would jeopardize the transaction and, as discussed in response to Comment #1, pro forma financial statements reflecting the acquisition are not required by Regulation S-X to be included in the Registration Statement.

Other than the acquisition described above, no other acquisitions are currently planned by the Company; however, the Company will continue to evaluate acquisition opportunities as they arise.

11.	You also indicate that the net proceeds will be used to fund utility capital additions. Please expand your disclosure to provide a description of the additions and cost for each addition.

Response: The net proceeds will not be earmarked for any particular utility capital addition. The Company’s subsidiaries fund such additions using a blend of equity, debt, and cash flow from operations. The disclosure under Use of Proceeds on page 19 of the prospectus has been expanded to explain how utility capital additions are funded and to include a cross-reference to the discussion of the Company’s capital expenditures program in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the subheading entitled “2005 to 2008 Capital Expenditures Program.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21; Critical Accounting Policies, page 24

12.	Please disclose the uncertainties involved in applying your critical accounting policies for regulatory accounting, revenue recognition, pension and postretirement benefits estimates and the variability that is reasonably likely to result from their application. In doing so, provide an analysis, to the extent material, of the factors you consider, how accurate your estimates or assumptions have been in the past and whether the estimates are reasonably likely to change in the future. Please disclose the impact that a change in estimate of one percentage point would have on your income and financial position for the periods presented. For example, quantify and disclose the impact the recently revised discount rate has in determining cost and pension obligation amounts. Please refer to SEC Release No. 33-8350.

H. Christopher Owings

May 23, 2005

Response: The prospectus has been revised at pages 27-29 to address the staff’s comment. In addition, the Company has included the additional disclosures requested by the staff’s comment within the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, which is incorporated by reference in the Registration Statement. The Company will provide similar disclosure in future Form 10-K and 10-Q filings.

In particular, disclosure has been added regarding the historical accuracy of the Company’s estimates and assumptions and the variability that could result from a change in their application. With respect to the regulatory accounting and revenue recognition policies, the Company has disclosed the probability of recovery and collection of such amounts. With respect to the pension and other postretirement benefits policy, disclosure has been added regarding the impact a one percentage point change in the discount rate would have on the Company’s net periodic benefit cost and projected benefit obligation.

Contractual Obligations, page 36

13.	Please revise your disclosure to include the amount of estimated interest payments associated with long-term debt for the periods presented and include in a footnote the assumptions used to estimate outstanding debt and variable interest rates. Additionally, include commitments for capital expenditures and your acquisition agreements to the extent they are enforceable and legally binding as of your balance sheet date, if applicable. See Item 303(a)(5)(ii) of Regulation S-K and Section IV of SEC Release 33-8350.

Response: The disclosure has been revised as requested to include the amount of estimated interest payments associated with long-term debt and the assumptions used to estimate outstanding debt and variable interest rates on page 45 of the prospectus. There were no commitments for capital expenditures or acquisition agreements that were enforceable and legally binding as of the Company’s balance sheet date on December 31, 2004.

Quantitative and Qualitative Disclosures about Market Risk, page 38

14.	Please include one of the three disclosure alternatives and provide the quantitative information for your interest rate swaps, as required in Item 305(a) of Regulation S-K.

Response: The prospectus has been revised at pages 47-48 to address the staff’s comment. In addition, the Company has included the additional disclosures requested by the staff’s comment within the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, which is incorporated by reference in the Registration

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May 23, 2005

Statement. The Company will provide similar disclosure in future Form 10-K and 10-Q filings, as required.

Management, page 50

15.	Please provide the business experience for the last five years for each of your officers and directors. We note that your management disclosure does not provide specific dates for the last five years of experience for Messrs. Paterson, Bellavance, Clough and Ms. Chicoine. See Item 401 of Regulation S-K.

Response: The management disclosure has been revised to provide specific dates for the last five years of experience for each of the Company’s officers and directors on pages 61-63 of the prospectus. To aid in your review, we have supplementally provided a redline version of the management disclosure, marked to show changes from the original filing.

Description of Capital Stock, page 53

16.	Please expand your description of your Shareholder Rights Plan to include language that indicates that shares issued subsequently of April 20, 2000 will also have rights attached.

Response: The description has been expanded as requested on page 64 of the prospectus.

Underwriting, page 55

17.	We note in your discussion on page 56 in the third complete paragraph, you refer to the “selling group members.” Please identify who the selling group members are and what role they play in this offering.

Response: The reference to “selling group members” has been deleted from page 67 of the prospectus. Selling group members will not be part of the underwriting syndicate, and they will not assume any liabilities pursuant to the underwriting agreement. All members of the underwriting syndicate have been disclosed as required by Item 508 of Regulation S-K. The members of the selling group, if any, will not be determined until the underwriters are involved in sale or distribution of the shares and therefore cannot be identified by name in the Registration Statement. Selling group members will purchase shares from one of the underwriters based on interest indicated by their customers, and their participation in the offering will be completed when they have sold their entire allotment. Selling group members will not be compensated by the Company for any role they may play in the offering.

H. Christopher Owings

May 23, 2005

Incorporation of Certain Documents by Reference, page 57

18.	Please update your documents to be incorporated by reference to include your most recent 8-Ks filed on April 6 and 14, 2005.

Response: The list of documents to be incorporated by reference has been updated on page 68 of the prospectus.

19.	Please include your Exchange Act file number for the documents that you incorporate by reference.

Response: The Company’s Exchange Act file number has been included for the documents incorporated by reference on page 68 of the prospectus.

Financial Statements and Supplementary Data, page F-2

Consolidated Statement of Cash Flows, page F-8

20.	Please tell us where you characterize the following cash flow amounts:

•	Changes in postretirement health benefit obligation;
•	Debt issuance costs paid and amortized; and
•	Changes in allowance for funds used during construction.

Tell us the basis for your current classifications and presentations as either gross or net cash flows. See SFAS No. 95.

Response:

Changes in postretirement health benefit obligation

Changes in postretirement health benefit obligations are reflected in the caption “increase (decrease) in other” on the statements of cash flows as these amounts are not significant in relation to the other categories.

Debt issuance costs paid and amortized

Debt issuance costs paid were erroneously included in the caption “increase in deferred charges and other assets” on the statements of cash flows. The Company realizes that debt issuance costs paid are, in fact, financing activities and has corrected the presentation within its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, which is incorporated by reference in the Registration Statement. Additionally, such amounts will be presented accurately in future Form 10-K and 10-Q filings. The Company believes that these amounts do not rise to the level of materiality, both

H. Christopher Owings

May 23, 2005

quantitatively and qualitatively, for each of the years presented, as defined within Staff Accounting Bulletin No. 99, that would necessitate filing an amendment to the Company’s most recently-filed Form 10-K.

Amortization of debt issuance costs are reflected in the caption “depreciation and amortization” as an add back to net income within the operating activities section of the statements of cash flows.

Changes in allowance for funds used during construction

Changes in the allowance for funds used during construction were erroneously included net under the caption “purchases of property, plant and equipment” on the statements of cash flows. The Company realizes that the changes in allowance for funds used during construction are, in fact, operating activities and should be reflected within adjustments to reconcile net income to net cash provided by operating activities. The Company has corrected the presentation of this cash flow item within its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, which is incorporated by reference in the Registration Statement. Additionally, such amounts will be presented accurately in future Form 10-K and 10-Q filings. The Company believes that these amounts do not rise to the level of materiality, both quantitatively and qualitatively, as defined within Staff Accounting Bulletin No. 99, that would necessitate filing an amendment to the Company’s most recently-filed Form 10-K.

The Company presents its cash flow statements on a gross basis in accordance with paragraph 11 of SFAS No. 95, “Statement of Cash Flows.”

21.	We note that your cash flows from contribution in aid of construction, deferred land costs and undistributed earnings in equity affiliates are shown as investing activities. Please tell us why you do not consider these to be operating activities in consideration of paragraphs 19.c. and 131 of SFAS No. 95 and paragraph 25 of SFAS No. 102.

Response: The Company believes, based on a review of the guidance contained in SFAS No. 95, that both contributions in aid of construction and deferred land costs are appropriately classified as investing activities in its statements of cash flows.

Paragraph 19.c. of SFAS No. 95 relates specifically to contributions by donors. Contributions in aid of construction relates to contributions of property and, in certain situations, cash by contractors associated with new developments. These amounts are recorded as an asset in either cash (which is ultimately converted to property, plant and equipment) or property, plant and equipment, as appropriate, with an offsetting deferred

H. Christopher Owings

May 23, 2005

liability. Both the contributed asset and liability are depreciated/amortized on a monthly basis over the life of the underlying property. Accordingly, the Company believes it is reasonable to exclude the non-cash contributions from its statements of cash flows and has disclosed such activity as non-cash transactions. The Company has appropriately included cash contributions in aid of construction as investing activities.

With respect to deferred land costs, paragraph 17.c. of SFAS No. 95 specifies that “payments… to acquire property, plant and equipment and other productive assets” are investing activities, and therefore these amounts have been properly classified in the Company’s statements of cash flows.

The Company recognizes that undistributed earnings in equity affiliates are, in fact, operating activities and has corrected the presentation of this cash flow item within its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, which is incorporated by reference in the Registration Statement. Additionally, such amounts will be presented accurately in future Form 10-K and 10-Q filings. The Company believes that these amounts do not rise to the level of materiality, both quantitatively and qualitatively, as defined within Staff Accounting Bulletin No. 99, that would necessitate filing an amendment to the Company’s most recently-filed Form 10-K.

Notes to Consolidated Financial Statements, page F-9

Note 1-Significant Accounting Policies, page F-9

(f) Property, plant and equipment, page F-10

22.	Tell us if you have legal obligations associated with the retirement of wells or other long-lived assets and the amount of asset retirement obligations you recorded upon adoption of SFAS No. 143. Include how you establish the fair value for retirement obligations or alternatively, why a reasonable estimate of fair value cannot be made. If you recorded any asset retirement obligations, please include the required disclosures in paragraph 22 of SFAS No. 143.

Response: The Company does not have at this time any legal obligation associated with the retirement of wells or other long-lived assets.

(i) Revenues, page F-11

23.	Please tell us the following:

•	How you recognize revenue for your non-regulated water management service segment as it relates to contract operations, maintenance, water testing and billing services and if you account for the arrangements on a time and materials basis, a multiple element of an arrangement or alternative method of accounting;

H. Christopher Owings

May 23, 2005

•	How you recognize revenue from your real estate operations other than undistributed earnings from equity method joint ventures; and if you employ the percentage of completion method or alternative method of accounting.

Expand your revenue accounting policy to discuss the topics above, as applicable, and include the applicable accounting pronouncements.

Response:

Water management services

Water management services are provided by Pennichuck Water Service Corporation whose activities include providing contract operations and maintenance, water testing and billing services to municipalities and small, privately owned community water systems. In accordance with guidance contained in Staff Accounting Bulletin No.104, the Company records revenues for this business segment in one of two ways. Contract revenues are amounts that are billed and recognized on a monthly recurring basis in accordance with agreed-upon contract rates. Unplanned additional work is billed and recognized based on time and materials incurred in connection with activities not specifically mentioned, or which exceed levels specifically mentioned, in the contracts. Time and material charges for unplanned work is accumulated weekly and is billed and recognized on a monthly basis.

Revenues from real estate operations (other than undistributed earnings from joint ventures)

Revenues from real estate operations, other than undistributed earnings from equity method joint ventures, are recorded upon completion of a sale of land parcels which the Company owns in accordance with paragraph 3 of SFAS No. 66, “Accounting for Sales of Real Estate.” Excluding the joint ventures, the Company’s real estate holdings are comprised solely of undeveloped land. The Company is not currently involved in any development activities related to any of its land holdings.

The revenue accounting policy has been expanded at page F-6 of the prospectus to discuss the topics above, as applicable. The Company will provide additional disclosure regarding its revenues, consistent with the descriptions above, in future Exchange Act filings.

Note 4 — Equity Investments in Unconsolidated Companies

24.	Please tell us what consideration you have given to the disclosure requirements of Regulation S-X Rule 4-08(g) regarding your unconsolidated investments in the LLCs.

H. Christopher Owings

May 23, 2005

Response: Regulation S-X Rule 4-08(g) refers to summarized financial information of subsidiaries not consolidated and 50% or less owned persons. Pursuant to Rule 3-05(b)(2)(i) of Regulation S-X, the Company is not required to furnish audited financial statements or pro forma financial information for its 50% owned joint ventures because none of the conditions specified in the definition of significant subsidiary under Rule 1-02(w) of Regulation S-X exceeds 10% with respect to the joint ventures. The Company’s calculations with respect to the significant subsidiary test are attached as Exhibit B.

Note 10-Guarantees, page F-29

25.	We note that total assets and mortgage notes for your unconsolidated investments in real estate are $9.9 million and $9.0 million as of December 31, 2004. Tell us if the equity investment at risk for your real estate investments is sufficient to permit the entities to finance their activities without additional subordinated financial support. If it is not, tell us the party [who] will provide financial support. In your response please include an analysis of the amounts of equity investment at risk, total assets and your conclusion as to whether or not the equity investment at risk exceeds the entities expected losses for the foreseeable future and allows the entities to finance their activities. See paragraph 5 of FIN No. 46(R).

Response: The Company’s unconsolidated investments historically have not been and currently are not capable of financing their activities without additional subordinated financial support. The Company believes, based on a review of the partnership agreements for each of the unconsolidated investment entities, that it is not the “primary beneficiary” as defined in FIN 46(R), for any of the equity investments. Specifically, the Company shares in 50% of the earnings and the distributions of the equity investments but has provided less of the up-front investment in these companies. Accordingly, the Company believes that its exposure to any expected losses in the equity investments is less than 50% and would never exceed 50%.

Item 16. Exhibits

26.	Please file your underwriting agreement in a timely manner so that we may have time to review it before you request that your registration statement become effective.

Response: The form of underwriting agreement has been filed as Exhibit 1.1 to the Registration Statement.

Exhibit 5.1

27.	Please revise counsel’s opinion to also address the legality of the Series A Junior Participating Preferred Stock attached to the Common Stock.

H. Christopher Owings

May 23, 2005

Response: A revised opinion of counsel addressing the legality of the preferred share purchase rights attached to the Company’s common stock has been filed as Exhibit 5.1 to the Registration Statement.

Form 10-K for the Fiscal Year ended December 31, 2004

Item 13. Certain Relationships and Related Transactions (incorporated from the Schedule 14A)

28.	In future filings, please disclose whether the terms of these transactions are as favorable to the registrant as could be obtained with unrelated third parties.

Response: The Company will provide the requested disclosure in future filings as applicable.

Exhibit 31.1 and 31.2

29.	In future filings, please delete the title of the officer from the top of each certification. The top of the exhibit should simply state Certification and not state the officer’s title.

Response: The Company will label Exhibit 31 certifications as requested in future filings.

We appreciate your efforts and your prompt and courteous attention to the Company’s registration statement. Please direct any questions you may have to me or Michael K. Krebs at 617-439-2000.

Sincerely,

/s/ Kevin T. Sheehan

KTS:tmw

cc:	Brian McAllister—Securities and Exchange Commission

Mike Moran—Securities and Exchange Commission

Scott Anderegg, Esq.—Securities and Exchange Commission

Donald L. Correll – Pennichuck Corporation

William D. Patterson – Pennichuck Corporation

Justin P. Klein, Esq. – Ballard Spahr Andrews & Ingersoll

Jennifer L. Miller, Esq.—Ballard Spahr Andrews & Ingersoll

Michael K. Krebs, Esq.

Ann Marie Udale, Esq.

EXHIBIT A

Pennichuck Corporation & Subsidiaries

Significant Subsidiary Test

December 31, 2004

1 Investment in Subsidiary (greater than) 10% of Consolidated Assets
Capital investment in water systems to be acquired	$750,000
Consolidated assets of Pennichuck	$102,127,250

0.7%
2 Assets of Subsidiary (greater than) 10% of Consolidated Assets
Combined assets of water systems to be acquired	$967,615
Consolidated assets of Pennichuck	$102,127,250

0.9%

3 Income from Continuing Operations Before Income
Taxes, Etc. of Subsidiary
(greater than) 10% of Such Consolidated Income
Income from continuing operations before income taxes, etc. of water systems to be acquired	$(56,863)
Consolidated pre-tax income	$1,819,876

-3.1%

EXHIBIT B

Pennichuck Corporation & Subsidiaries

Significant Subsidiary Test

December 31, 2004

Investment in Subsidiary (greater than) 10% of Consolidated Assets	HECOP I	HECOP II	HECOP III	HECOP IV	TOTAL
Capital investment in joint ventures	$91,668	$81,141	$526,028	$43,687	$742,524

Consolidated assets of Pennichuck	$102,127,250	$102,127,250	$102,127,250	$102,127,250	$102,127,250

	0.1%	0.1%	0.5%	0.0%	0.7%

Assets of Subsidiary (greater than) 10% of Consolidated Assets
Assets of joint ventures	$1,342,705	$1,799,086	$2,795,306	$210,368	$6,147,464

Consolidated assets of Pennichuck	$102,127,250	$102,127,250	$102,127,250	$102,127,250	$102,127,250

	1.3%	1.8%	2.7%	0.2%	6.0%

Income from Continuing Operations Before Income Taxes, Etc. of Subsidiary (greater than) 10% of Such Consolidated Income
Income from continuing operations before income taxes, etc. of joint ventures	$57,960	$94,225	$51,192	$(8,181)	$195,196

Consolidated pre-tax income	$2,958,837	$2,958,837	$2,958,837	$2,958,837	$2,958,837

	2.0%	3.2%	1.7%	-0.3%	6.6%